UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 21, 2022

Landa App LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1099443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App LLC - 1394 Oakview Circle Forest Park GA LLC	Landa App LLC - 7349 Exeter Court Riverdale GA LLC
Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC
Landa App LLC - 1741 Park Lane Griffin GA LLC	Landa App LLC - 8780 Churchill Place Jonesboro GA LLC
Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8796 Parliament Place Jonesboro GA LLC
Landa App LLC - 1712 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8641 Ashley Way Douglasville GA LLC
Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8651 Ashley Way Douglasville GA LLC
Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8652 Ashley Way Douglasville GA LLC
Landa App LLC - 4267 High Park Lane East Point GA LLC	Landa App LLC - 8653 Ashley Way Douglasville GA LLC
Landa App LLC - 4474 Highwood Park Drive East Point GA LLC	Landa App LLC - 8654 Ashley Way Douglasville GA LLC
Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC	Landa App LLC - 8655 Ashley Way Douglasville GA LLC
Landa App LLC - 9439 Lakeview Road Union City GA LLC	Landa App LLC - 8659 Ashley Way Douglasville GA LLC
Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC	Landa App LLC - 8662 Ashley Way Douglasville GA LLC
Landa App LLC - 1246 Elgin Way Riverdale GA LLC	Landa App LLC - 8668 Ashley Way Douglasville GA LLC
Landa App LLC - 1910 Grove Way Hampton GA LLC	Landa App LLC - 8670 Ashley Way Douglasville GA LLC
Landa App LLC - 593 Country Lane Jonesboro GA LLC	Landa App LLC - 8674 Ashley Way Douglasville GA LLC
Landa App LLC - 6436 Stone Terrace Morrow GA LLC	Landa App LLC - 8675 Ashley Way Douglasville GA LLC
Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC	Landa App LLC - 8677 Ashley Way Douglasville GA LLC
Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC	Landa App LLC - 8678 Ashley Way Douglasville GA LLC
Landa App LLC - 687 Utoy Court Jonesboro GA LLC	Landa App LLC - 8679 Ashley Way Douglasville GA LLC
Landa App LLC - 729 Winter Lane Jonesboro GA LLC	Landa App LLC - 8683 Ashley Way Douglasville GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

The purpose of this Form 1-U is to set forth the maturity dates with respect to each of the Refinance Notes (defined below) described below and in the offering circular, dated January 7, 2022 (the “Offering Circular”), and to file the form of Commercial Promissory Note Relevant information of the Offering Circular is reproduced below for convenience.

Refinance Note

In connection with the Transfer (as defined below), each of the following series (each a “Series,” and collectively the “Series”) of Landa App LLC (the “Company”) issued a commercial promissory note to LendingOne, LLC (the “Lender”) on the terms set forth in the table below and in the applicable Commercial Promissory Note, by and between the Lender and the Series, a form of which is included as Exhibit 6.1 to this current report on Form 1-U (each a “Refinance Note” and collectively, the “Refinance Notes”), and the amounts outstanding under the Series’ existing promissory notes issued to Landa Holdings, Inc., the Company’s manager (the “Manager”), were reduced by the respective principal amounts of the Refinance Notes.

Each Refinance Note is secured by the Property (as defined below) underlying the respective Series. Each Refinance Note requires payments of interest only for the term of such note, with the principal balance due upon maturity. Failure to make interest payments under a Refinance Note when due would constitute an event of default under the Refinance Note, permitting the Lender to require the immediate payment of all amounts outstanding under the Refinance Note, and if the Series is unable to pay all such amounts, the Lender would be entitled to foreclose on the applicable Property and force its sale to recover all such unpaid amounts. In addition, each Refinance Note provides that if a Series is more than 30 days late in making any regular monthly interest payment or otherwise in default under such Refinance Note, all amounts outstanding under such Refinance Note will accrue interest at a rate of 4.8% per annum. Each Refinance Note also permits the Series to prepay and discharge the amounts outstanding under such note, subject to specified prepayment premium.

	Series	Principal Amount	Annual Interest Rate	Maturity Date
1.	Landa App LLC - 1394 Oakview Circle Forest Park GA LLC	$44,015.00	4.80%	*
2.	Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC	$52,703.00	4.80%	*
3.	Landa App LLC - 1741 Park Lane Griffin GA LLC	$66,476.00	4.80%	*
4.	Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC	$77,925.00	4.80%	*
5.	Landa App LLC – 1712 Summerwoods Lane Griffin GA LLC	$67,535.00	4.80%	*
6.	Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	$77,925.00	4.80%	*
7.	Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC	$77,925.00	4.80%	*
8.	Landa App LLC - 4267 High Park Lane East Point GA LLC	$104,250.00	4.80%	*
9.	Landa App LLC - 4474 Highwood Park Drive East Point GA LLC	$93,750.00	4.80%	*
10.	Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC	$49,400.00	4.80%	*
11.	Landa App LLC - 9439 Lakeview Road Union City GA LLC	$124,425.00	4.80%	*
12.	Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC	$82,500.00	4.80%	*
13.	Landa App LLC - 1246 Elgin Way Riverdale GA LLC	$95,250.00	4.80%	*
14.	Landa App LLC - 1910 Grove Way Hampton GA LLC	$82,500.00	4.80%	*
15.	Landa App LLC - 593 Country Lane Jonesboro GA LLC	$71,250.00	4.80%	*
16.	Landa App LLC - 6436 Stone Terrace Morrow GA LLC	$45,000.00	4.80%	*
17.	Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC	$46,500.00	4.80%	*
18.	Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC	$64,500.00	4.80%	*
19.	Landa App LLC - 687 Utoy Court Jonesboro GA LLC	$82,500.00	4.80%	*
20.	Landa App LLC - 729 Winter Lane Jonesboro GA LLC	$82,500.00	4.80%	*
21.	Landa App LLC - 7349 Exeter Court Riverdale GA LLC	$71,500.00	4.80%	*
22.	Landa App LLC – 8645 Embrey Drive Jonesboro GA LLC	$84,750.00	4.80%	*
23.	Landa App LLC - 8780 Churchill Place Jonesboro GA LLC	$94,500.00	4.80%	*
24.	Landa App LLC - 8796 Parliament Place Jonesboro GA LLC	$78,750.00	4.80%	*
25.	Landa App LLC - 8641 Ashley Way Douglasville GA LLC	$96,357.00	4.80%	*
26.	Landa App LLC - 8651 Ashley Way Douglasville GA LLC	$80,424.00	4.80%	*
27.	Landa App LLC - 8652 Ashley Way Douglasville GA LLC	$76,700.00	4.80%	*
28.	Landa App LLC - 8653 Ashley Way Douglasville GA LLC	$68,250.00	4.80%	*
29.	Landa App LLC - 8654 Ashley Way Douglasville GA LLC	$89,529.00	4.80%	*
30.	Landa App LLC - 8655 Ashley Way Douglasville GA LLC	$71,500.00	4.80%	*
31.	Landa App LLC - 8659 Ashley Way Douglasville GA LLC	$81,900.00	4.80%	*
32.	Landa App LLC - 8662 Ashley Way Douglasville GA LLC	$84,500.00	4.80%	*
33.	Landa App LLC - 8668 Ashley Way Douglasville GA LLC	$99,392.00	4.80%	*
34.	Landa App LLC - 8670 Ashley Way Douglasville GA LLC	$94,250.00	4.80%	*
35.	Landa App LLC - 8674 Ashley Way Douglasville GA LLC	$87,750.00	4.80%	*
36.	Landa App LLC - 8675 Ashley Way Douglasville GA LLC	$87,253.00	4.80%	*
37.	Landa App LLC - 8677 Ashley Way Douglasville GA LLC	$81,942.00	4.80%	*
38.	Landa App LLC - 8678 Ashley Way Douglasville GA LLC	$104,000.00	4.80%	*
39.	Landa App LLC - 8679 Ashley Way Douglasville GA LLC	$88,770.00	4.80%	*
40.	Landa App LLC - 8683 Ashley Way Douglasville GA LLC	$81,183.00	4.80%	*

*	This Refinance Note matures on the earlier of (i) February 1, 2027 and (ii) the date on which the unpaid principal balance of this Refinance Note becomes due and payable by acceleration or otherwise or the exercise by the Lender of any right or remedy under the Refinance Note and/or any other document or agreement entered into in connection with the Refinance Note.

The foregoing is a summary of the terms of the Refinance Notes and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the form of Refinance Notes filed as Exhibit 6.1 to this report.

Item 9. Other Events

Transfer of Title

Between January 21, 2022 and January 24, 2022, Landa Properties LLC (“Landa Properties”) transferred title (the “Transfer’) to the following properties (“Properties”) to the applicable Series, as set forth in the table below. In connection with the Transfer, Landa Properties also assigned the applicable lease agreement for each of the Properties underlying the Series to the applicable Series.

	Series	Property
1.	Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC	1703 Summerwoods Lane, Griffin, GA, 30224
2.	Landa App LLC – 1712 Summerwoods Lane Griffin GA LLC	1712 Summerwoods Lane, Griffin, GA, 30224
3.	Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	1743 Summerwoods Lane, Griffin, GA, 30224
4.	Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC	1750 Summerwoods Lane, Griffin, GA, 30224
5.	Landa App LLC - 4267 High Park Lane East Point GA LLC	4267 High Park Lane, East Point, GA, 30344
6.	Landa App LLC - 4474 Highwood Park Drive East Point GA LLC	4474 Highwood Park Drive, Atlanta, GA, 30344
7.	Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC	8569 Creekwood Way, Jonesboro, GA, 30238
8.	Landa App LLC - 9439 Lakeview Road Union City GA LLC	9439 Lakeview Road, Union City, GA, 30291
9.	Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC	10167 Port Royal Court, Jonesboro, GA, 30238
10.	Landa App LLC - 1246 Elgin Way Riverdale GA LLC	1246 Elgin Way, Riverdale, GA, 30296
11.	Landa App LLC - 1910 Grove Way Hampton GA LLC	1910 Grove Way, Hampton, GA, 30228
12.	Landa App LLC - 593 Country Lane Jonesboro GA LLC	593 Country Lane, Jonesboro, GA, 30238
13.	Landa App LLC - 6436 Stone Terrace Morrow GA LLC	6436 Stone Terrace, Morrow, GA, 30260
14.	Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC	6440 Woodstone Terrace, Morrow, GA, 30260
15.	Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC	6848 Sandy Creek Drive, Riverdale, GA, 30274
16.	Landa App LLC - 687 Utoy Court Jonesboro GA LLC	687 Utoy Court, Jonesboro, GA, 30238
17.	Landa App LLC - 729 Winter Lane Jonesboro GA LLC	729 Winter Lane, Jonesboro, GA, 30238
18.	Landa App LLC - 7349 Exeter Court Riverdale GA LLC	7349 Exeter Court, Riverdale, GA, 30296
19.	Landa App LLC – 8645 Embrey Drive Jonesboro GA LLC	8645 Embrey Drive, Jonesboro, GA, 30236
20.	Landa App LLC - 8780 Churchill Place Jonesboro GA LLC	8780 Churchill Place, Jonesboro, GA, 30238
21.	Landa App LLC - 8796 Parliament Place Jonesboro GA LLC	8796 Parliament Place, Jonesboro, GA, 30238
22.	Landa App LLC - 8641 Ashley Way Douglasville GA LLC	8641 Ashley Way, Douglasville, GA, 30134
23.	Landa App LLC - 8651 Ashley Way Douglasville GA LLC	8651 Ashley Way, Douglasville, GA, 30134
24.	Landa App LLC - 8652 Ashley Way Douglasville GA LLC	8652 Ashley Way, Douglasville, GA, 30134
25.	Landa App LLC - 8653 Ashley Way Douglasville GA LLC	8653 Ashley Way, Douglasville, GA, 30134
26.	Landa App LLC - 8654 Ashley Way Douglasville GA LLC	8654 Ashley Way, Douglasville, GA, 30134
27.	Landa App LLC - 8655 Ashley Way Douglasville GA LLC	8655 Ashley Way, Douglasville, GA, 30134
28.	Landa App LLC - 8659 Ashley Way Douglasville GA LLC	8659 Ashley Way, Douglasville, GA, 30134
29.	Landa App LLC - 8662 Ashley Way Douglasville GA LLC	8662 Ashley Way, Douglasville, GA, 30134
30.	Landa App LLC - 8668 Ashley Way Douglasville GA LLC	8668 Ashley Way, Douglasville, GA, 30134
31.	Landa App LLC - 8670 Ashley Way Douglasville GA LLC	8670 Ashley Way, Douglasville, GA, 30134
32.	Landa App LLC - 8674 Ashley Way Douglasville GA LLC	8674 Ashley Way, Douglasville, GA, 30134
33.	Landa App LLC - 8675 Ashley Way Douglasville GA LLC	8675 Ashley Way, Douglasville, GA, 30134
34.	Landa App LLC - 8677 Ashley Way Douglasville GA LLC	8677 Ashley Way, Douglasville, GA, 30134
35.	Landa App LLC - 8678 Ashley Way Douglasville GA LLC	8678 Ashley Way, Douglasville, GA, 30134
36.	Landa App LLC - 8679 Ashley Way Douglasville GA LLC	8679 Ashley Way, Douglasville, GA, 30134
37.	Landa App LLC - 8683 Ashley Way Douglasville GA LLC	8683 Ashley Way, Douglasville, GA, 30134

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Form of Commercial Promissory Note, by and between LendingOne, LLC and a Landa App Series (see Item 1 of this Form 1-U for a schedule of certain material business terms of each Note with respect to each Series)

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2022

LANDA APP LLC

	By:	Landa Holdings, Inc., its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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